FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Scrip Dividend date of listing new shares	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communications dated June 12 and July 3, 2020, the Company informs of the registration at Madrid Commercial registry of the deed for the capital increase with a charge to reserves related to the shareholder compensation by means of a scrip dividend (“Telefónica’s Flexible Dividend”), therefore, it is expected that the new shares will be admitted to listing on the four Spanish stock exchanges and will be traded on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) on July 14, 2020, so ordinary trading of the new shares in Spain will begin on July 15, 2020 (namely two days earlier than the originally scheduled date).
Additionally, listing applications will also be made for the new shares on the other foreign stock exchanges where Telefónica, S.A. is listed (namely, the New York Stock Exchange -NYSE-, and the Lima Stock Exchange -Peru-).

Madrid, July 10, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 10, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors